Exhibit 99.1

Bitfarms Announces U.S. Redomiciliation Plan and Intent to Rebrand as Keel Infrastructure

Special Meeting of Shareholders to Approve Plan to be Held on March 20, 2026

TORONTO, Ontario and NEW YORK, February 6, 2026 – Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American digital infrastructure and energy company, today announced that its Board of Directors has approved a plan of arrangement (the “Arrangement”) under which the Company will redomicile from Canada to the United States (the “US Redomiciliation”), subject to receipt of shareholder, stock exchange and court approvals.

The Arrangement is the culmination of a comprehensive strategic review process undertaken by the Board over the past 12 months, including ongoing analysis of investor sentiment and capital markets trends to identify opportunities to enhance long-term shareholder value. The Board of Directors unanimously determined that the US Redomiciliation is in the best interests of Bitfarms, and unanimously recommends that the shareholders of the Company (the “Shareholders”) vote in favor of the Arrangement.

CEO Ben Gagnon stated, “Bitfarms is officially launching the final phase of our pivot to the U.S., positioning us to more effectively execute on the significant opportunities we see ahead in HPC/AI infrastructure development. This transition will expand our access to new sources of capital, increase our eligibility for index inclusion, and simplify our story for U.S. investors, among other benefits that we believe support our ability to continue creating value for our shareholders. As a business, fortifying our U.S. footprint will bring significant benefits including reducing complexity for potential customers and enhancing our current relationships with suppliers and energy providers. We look forward to continued engagement with our shareholders to outline our clear path forward for value creation as a U.S. company.”

Upon completion of the US Redomiciliation, the ultimate parent company of Bitfarms will be a corporation formed under the laws of the State of Delaware. It is anticipated that this new parent corporation will operate under the name Keel Infrastructure.

“Our new name reflects how we think about infrastructure, how we’re building this company, and how we want to serve our future customers,” Gagnon continued. “The keel is the structural backbone of a vessel—the largely unseen but critical foundation that provides stability and converts energy into forward motion. It represents our commitment to becoming an infrastructure partner that enables customers to achieve their goals in the HPC/AI revolution that will continue for years to come. We are no longer a Bitcoin company, we are an infrastructure-first owner and developer for HPC/AI data centers across North America. As we enter this next chapter, our focus is simple: we’re building the infrastructure for the compute of the future.”

To effect the US Redomiciliation, each outstanding common share of Bitfarms will be exchanged for one share of common stock of Keel Infrastructure (“Keel Infrastructure US Common Stock”) pursuant to the Arrangement. Upon completion of the US Redomiciliation, Keel Infrastructure US Common Stock is expected to trade on the Nasdaq and the Toronto Stock Exchange (the “TSX”) under the ticker symbol KEEL, subject to receipt of all necessary approvals of the Nasdaq and the TSX.

The US Redomiciliation is consistent with Bitfarms’ strategic focus on expanding its U.S. operations and U.S.-based HPC/AI infrastructure and follows the Company’s August 2025 commitment to convert to U.S. GAAP as part of this broader strategy. As part of this focus, Bitfarms’ office in New York City will be the Company’s sole principal executive office following completion of the US Redomiciliation.

The US Redomiciliation is not expected to impact the Company’s existing operations or facilities in Canada and the United States. Following completion of the US Redomiciliation, Keel Infrastructure and its subsidiaries will carry on the business currently conducted by Bitfarms and its subsidiaries.

As part of the US Redomiciliation process, Bitfarms has engaged outside advisors to assist in the transaction. These include Skadden, Arps, Slate, Meagher & Flom LLP and Osler, Hoskin & Harcourt LLP serving as legal advisors, and Innisfree M&A Incorporated and Laurel Hill Advisory Group serving as proxy solicitation agents. Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor.

The US Redomiciliation is expected to be completed on or about April 1, 2026, subject to obtaining shareholder, stock exchange and court approvals, as well as the satisfaction of all other conditions precedent.

The Company will seek shareholder approval of the Arrangement at a special meeting of the Shareholders to be held at 9:00 a.m. (Eastern time) on March 20, 2026 (the “Meeting”). Shareholders of record at the close of business on February 13, 2026, the record date for the Meeting, will receive notice of and be entitled to vote at the Meeting. The terms and conditions of the Arrangement will be disclosed in further detail in a management information circular to be mailed to Shareholders in advance of the Meeting. A copy of the management information circular and related documents will also be filed with the Canadian securities regulatory authorities and will be available under the Company’s SEDAR+ profile at www.sedarplus.com, under the Company’s EDGAR profile at www.sec.gov and on the Company’s website at www.bitfarms.com.

Macquarie Debt Facility Update

On February 5, 2026, Bitfarms provided formal notice to repay in full all amounts outstanding under its $300 million debt facility with Macquarie Group’s Commodities and Global Markets business.

“Bitfarms originally secured and converted this debt facility to accelerate development at Panther Creek. To date it has successfully funded our progress towards Notice to Proceed (NTP), including permit applications and securing long lead time items, like substations,” said Jonathan Mir, CFO. “Repaying the Macquarie debt facility is a strategic move that strengthens our balance sheet and grants us the financial flexibility to secure more cost-effective project financing. This is integral as we execute on the secured electrical capacity at our Panther Creek site. Our strong liquidity profile enables us to take this step now, ensuring we can allocate resources efficiently to maximize the value of our entire portfolio and continue advancing all our sites to NTP.”

Bitfarms maintains a strong liquidity profile to support this repayment. As of February 5, 2026, the company holds $698 million in net liquidity, comprised mostly of unrestricted cash and some bitcoin. This strong liquidity position allows for the full retirement of the debt facility while still maintaining ample capital availability for ongoing development at the Panther Creek, Washington and Sharon Sites.

Bitfarms entered into the initial agreement for the debt facility on April 2, 2025 with the intent of providing financing for project development. On October 10, 2025, the facility was converted to a project-specific financing facility, for the development of Bitfarms’ Panther Creek campus. As of February 4, 2026, the total amount drawn on the debt facility stood at $100 million. Net of $50 million of restricted cash under the terms of the Macquarie debt facility, Bitfarms’ net liquidity will decrease by $50 million upon full repayment.

About Bitfarms Ltd.

Bitfarms is a North American digital infrastructure and energy company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing, with a legacy Bitcoin mining operation.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:
www.bitfarms.com
http://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the US Redomiciliation, the benefits of the US Redomiciliation, the timing of the Meeting, the anticipated effective date of the US Redomiciliation, the required approvals for the US Redomiciliation, the listing of the Keel Infrastructure US Common Stock on the Nasdaq and the TSX, the repayment of the Macquarie debt facility and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the US Redomiciliation may not be realized or may not meet the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; failure to obtain required shareholder, stock exchange and court approval in a timely manner or on conditions acceptable to the Company or the failure of the US Redomiciliation to be completed for any other reasons (or to be completed in a timely manner); incurrence of costs associated with the US Redomiciliation beyond those estimated; unanticipated adverse tax consequences to the Company and Keel Infrastructure in connection with the Redomiciliation; the impact on the announcement and pendency of the US Redomiciliation on the Company’s business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact: Laine Yonker investors@bitfarms.com	Media Contact: Tara Goldstein tgoldstein@bitfarms.com

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